FILED VIA EDGAR

November 5, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       The Cutler Trust
File No. 811-0724

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find enclosed, on behalf of The Cutler Trust (the “Trust”), Endorsement No. 4 "Amend Name of Assured Endorsement" to the Fidelity Bond which was filed with the Securities and Exchange Commission (“Commission”) on July 16, 2012.  The sole purpose of this amendment was to add a new series of the Trust, the Cutler Income Fund, to the Fidelity Bond.

There are no changes to the Fidelity Bond, or related materials, as filed with the Commission on July 16, 2012.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

THE CUTLER TRUST	P.O. BOX 46707	CINCINNATI, OH 45246

The Cutler Funds are distributed by Ultimus Fund Distributors, LLC